UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Meetings

The general meeting of holders of Class B ordinary shares of Prestige Wealth Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on November 20, 2025, followed by the extraordinary general meeting of shareholders of the Company (together with the extraordinary general meeting of holders of Class B ordinary shares, the “Meetings”). In connection with the Meetings, the Company hereby furnishes the documents attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

Changes in Board and Compensation Committee

On October 29, 2025, Wei Gao resigned from the board of directors of the Company (the “Board”) and Jackie Qiang You was appointed to the Board as an independent director.

Ms. You has been an independent portfolio manager for high net worth individuals since January 2025. She served as a strategic advisor and fractional chief financial officer from May 2020 to December 2024. She was the chief financial officer of Q&K International Group Limited (Nasdaq: QK) from May 2019 to May 2020 and the chief financial officer of ChinaCache International Holdings, LTD. (formerly, Nasdaq: CCIH) from 2011 to 2013. She began her career in the investment management field and held portfolio management roles with Northern Trust, Sand Hill Global Advisors and JLF Asset Management. She received her bachelor’s degree in economics from Shanghai International Studies University in 1996 and master’s degree in business administration from Arizona State University in 2000. She is a CFA charter holder and a holder of Certificate in FinTech by UC Berkely Extension.

The Company entered into a director agreement (the “Director Agreement”) with Ms. You pursuant to which she will serve on the Board, and on applicable committees, for a one year term. She will not receive compensation under the Director Agreement other than reimbursement of reasonable expenses. The Director Agreements include customary fiduciary duty, confidentiality, conflict-of-interest, non-interference, and Company property provisions, with survival of confidentiality and restrictive covenants and are governed by Cayman Islands law.

The Company also entered into an indemnification agreement (the “Indemnification Agreement”) with Ms. You that provides indemnification to the fullest extent permitted by applicable law and for advancement of expenses incurred in legal proceedings arising by reason of their service, subject to customary limitations (including exclusions for final adjudications of willful misconduct, certain securities law liabilities, and personal tax matters). The Indemnification Agreements are governed by Cayman Islands law and continue for periods during which claims may be asserted after service ends.

The foregoing descriptions of the Director Agreement and Indemnification Agreement are qualified in their entirety by reference to the complete text of the forms of Director Agreement and Indemnification Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, to this report and the terms of which are incorporated by reference herein.

Also on October 29, 2025, the compensation committee of the Board (the “Compensation Committee”) was reconstituted where Adam (Xin) He, H. David Sherman and Junlin Bai resigned from the Compensation Committee and Moore Jin Xin and Jackie Qiang You were appointed as members of the Compensation Committee, with Moore Jin Xin as the chairman of the Compensation Committee.

Exhibits

Exhibit No.	Description
10.1	Form of Director Agreement
10.2	Form of Indemnification Agreement
99.1	Notice and Proxy Statement of the General Meeting of Holders of Class B Ordinary Shares of the Company, dated October 29, 2025, to be mailed to holders of Class B ordinary shares of the Company
99.2	Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated October 29, 2025, to be mailed to all shareholders of the Company
99.3	Form of Proxy Card to be mailed to holders of Class B Ordinary Shares of the Company for use in connection with the General Meeting of holders of Class B Ordinary Shares of the Company
99.4	Form of Proxy Card to be mailed to all shareholders of the Company for use in connection with the Extraordinary General Meeting of shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: October 30, 2025	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

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